

News Release

Alexco Intersects 4.3 Meters (True Width) of 3,605 Grams Per Tonne Silver at Bermingham, Completes Underground Infill/Exploration Drill Program

September 17, 2018 - Alexco Resource Corp. (NYSE American:AXU) (TSX:AXR) today released results from fifteen drill holes which essentially completes the 2018 resource infill and extension drilling campaign at the high grade Bermingham deposit in the Keno Hill Silver District in Canada's Yukon Territory. The existing Bermingham resource comprises an indicated 858,000 tonnes averaging 628 grams per tonne ("g/t") silver ("Ag"), containing 17.3 million indicated ounces of silver. A total of approximately 8,600 meters ("m") of underground and surface drilling was completed at Bermingham in 2018. Results from this work will be included in an updated Bermingham resource estimate to be completed prior to month end.

Highlights

In the 2018 program, 24 holes were completed underground from the Bermingham exploration decline and 12 holes completed from surface for a total of 8,582 m of HQ diamond core drilling that includes five holes (620 m) that were abandoned, and three holes for which assays are not yet available. This release summarizes the results from eleven underground and four surface drill holes completed for 4,243 m for which assays are available. Overall, the drill holes were designed primarily to provide infill intercepts at spacings of 10 – 15 m centers in order to demonstrate geological and grade continuity in the upper levels of the planned mine development on the high-grade Bear Vein indicated resource, and to also intersect adjacent sub-parallel mineralized vein sets to extend the current resource.

These most recent results continue to confirm continuity of significant high grade silver mineralization in each of the main mineralized vein zones as follows:

- Intercepts on the **Bear Vein** included 4.29 m true width at 3,605 g/t (115.91 ounces per tonne ("oz/t")) Ag in hole BMUG18-018; 5.99 m true width at 1,013 g/t (32.56 oz/t) Ag in hole BMUG18-022; and 0.98 m true width at 6,952 g/t (223.52 oz/t) Ag in hole K-18-0702;

- Intercepts on the **Bermingham Footwall Vein** included 3.96 m true width at 3,348 g/t (107.64 oz/t) Ag in hole BMUG18-016, and 2.27 m true width at 4,480 g/t (144.03 oz/t) Ag in hole K-18-0702;

- Intercepts in the **Bermingham Main Vein** included 4.10 m true width at 1,575 g/t (50.65 oz/t) Ag in hole BMUG18-019; and

- Intercepts on the **West Dipping Vein** set included 1.37 m true width at 1,372 g/t (44.12 oz/t) Ag in hole BMUG18-016, 2.49 m true width at 1,253 g/t (40.27 oz/t) Ag in hole BMUG18-017, and 1.32 m true width at 1,982 g/t (63.73 oz/t) Ag in hole BMUG-024.

Alexco Chairman and CEO Clynt Nauman commented, "These results serve to reconfirm our confidence in the continuity and tenor of silver mineralization in what now appears to be one of the larger silver mineralizing systems in the Keno Hill Silver District. With these results in hand, we will immediately update the Bermingham deposit resource estimate, while also anticipating that the 2018 closer spaced drilling may result in some of the Indicated Resource converting to Reserves in our upcoming prefeasibility study scheduled for release in October."

Head Office

Alexco Resource Corp.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada

T. 604 633 4888

F. 604 633 4887



Drill Composite Assay Interval Highlights

BMUG18-016
11.16 m interval (8.03 m true width) from 214.64 m at 1,775 g/t (57.1 oz/t) Ag, 4.48% lead ("Pb"), 2.43% zinc ("Zn"); that includes the 5.51 m interval (3.96 m true width) from 214.64 m at 3,348 g/t (107.6 oz/t), 8.53% Pb, 4.51% Zn.

BMUG18-018
6.17 m interval (4.29 m true width) from 112.5 m at 3,605 g/t (115.9 oz/t) Ag, 13.63% Pb, 2.48% Zn.

BMUG18-019
6.97 m interval (4.10 m true width) from 211.55 m at 1,575 g/t (50.65 oz/t) Ag, 2.71% Pb, 1.68% Zn.

BMUG18-022
12.35 m interval (5.99 m true width) from 155.65 m at 1,013 g/t (32.56 oz/t) Ag, 3.76% Pb, 1.36% Zn.

K-18-0702
7.67 m interval (4.51 m true width) from 316.15 m at 1,496 g/t (48.09 oz/t) Ag, 6.38% Pb, 2.03% Zn; and 7.37 m (4.33 m true width) from 328.45 m at 2,421 g/t (77.84 oz/t) Ag, 6.67% Pb, 5.42% Zn.

BMUG18-023
5.43 m interval (4.03 m true width) from 207.57 m at 3,784 g/t (121.66 oz/t) Ag, 1.67% Pb, 2.97% Zn.

Details of the drill holes are shown in Table 1. Composite assay grades and intervals, calculated at a 30 g/t Ag cutoff restricted to include a maximum of two meters unmineralized dilution, used to identify the mineralized zones are shown in Table 2.

Notes

The 2018 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco's geologic staff under the supervision of Alan McOnie, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples deliver to the assay lab. Drill core samples were direct shipped to ALS Minerals Lab at Whitehorse, Yukon for preparation, and to the ALS Minerals facility in North Vancouver, British Columbia for fire assay, multi-element ICP and overlimit analyses.

The disclosure of all other scientific and technical information contained in this news release regarding projects on Alexco's mineral properties have been reviewed and approved by Mr. Alan McOnie, FAusIMM, Alexco's Vice President, Exploration, who is a Qualified Person as defined by NI 43-101 – *Standards of Disclosure for Mineral Projects*.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory as detailed in its preliminary economic assessment (the "PEA") entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada", which is dated March 29, 2017, with an effective date of January 3, 2017, which anticipates the sequential development of four high grade silver deposits over an eight year mine life producing more



than one million tonnes with an average grade of 843 grams per tonne silver, 3.3% lead and 4.6% zinc. Silver production is anticipated to be approximately 3.5 million ounces per year. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Contact

Clynton R. Nauman, Executive Chairman and Chief Executive Officer
Lisa May, Director of Investor Relations
Phone: (778) 945-6577
Email: lmay@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

APPENDICES

Table 1 - Drill Hole Details

Hole	Easting	Northing	Elevation (m)	Collar Azimuth	Collar Inclination	Length (m)	Date Completed
BMUG18-014	479022.43	7086942.453	1163.422	134.0	-32.0	302.00	25/06/18
BMUG18-016	479022.388	7086942.523	1163.466	139.5	-26.0	255.00	7/07/18
BMUG18-017	479025.797	7086928.39	1161.188	146.5	-31.0	241.50	5/07/18
BMUG18-018	479026.346	7086929.137	1161.453	137.5	-24.0	243.00	16/07/18
BMUG18-019	479022.517	7086942.561	1163.529	133.0	-24.0	231.00	19/07/18
BMUG18-021	479022.484	7086942.549	1163.617	135.0	-18.0	184.50	27/07/18
BMUG18-022	479025.52	7086928.273	1161.371	148.5	-34.5	255.00	3/08/18
BMUG18-023	479022.616	7086942.449	1163.129	131.0	-29.5	246.00	6/08/18
BMUG18-024	479026.675	7086929.03	1161.357	130.0	-25.5	157.50	8/08/18
BMUG18-025	479022.746	7086942.607	1162.786	141.0	-36.0	208.50	18/08/18
BMUG18-026	479026.56	7086929.221	1161.235	130.5	-33.0	265.50	26/08/18
K-18-0699	479190.799	7086682.152	1354.479	312.0	-75.0	411.50	21/07/18
K-18-0702	479191.0202	7086683.201	1354.633	321.0	-72.5	401.00	30/07/18
K-18-0703	479191.7304	7086682.102	1354.685	327.0	-79.0	422.15	7/08/18
K-18-0704	479192.3904	7086682.866	1354.574	350.0	-71.0	419.00	16/08/18

Figure 1 – Drill Hole Locations


N
W
E
S
479,000 mE
479,100 mE
479,200 mE
479,300 mE
479,400 mE
7,086,900 mN
7,086,800 mN
7,086,700 mN
7,086,600 mN
Legend
2018 Surface Drill Hole
2018 Underground Drill Hole
Pre 2018 Drill Hole
Exploration Decline
Alexco Resource Corp
Bermingham
Drill Hole Locations
Reported September 2018
0
20
40
80
metres

Table 2 - Assay Composites

Hole		From (m)	To (m)	Interval (m)	Est True Width (m)[1]	Ag (g/t)	Ag (oz/t)	Pb (%)	Zn (%)	Au (g/t)	Vein[2]
BMUG18-014		136.63	145.50	8.87	5.21	144	4.62	0.39	1.19	0.17	BR
	Including	136.63	136.95	0.32	0.19	1,190	38.26	2.71	1.69	0.15	
		148.05	161.90	13.85	10.45	152	4.90	0.43	0.80	0.12	WD
	Including	153.07	153.65	0.58	0.44	1,500	48.23	1.82	1.17	0.79	
		245.20	245.85	0.65	0.43	250	8.04	0.13	0.02	0.21	BM FW
		264.00	264.30	0.30	0.23	3,860	124.10	15.95	0.52	0.30	BM FW Splay
		289.35	297.00	7.65	3.23	885	28.44	1.69	2.13	0.24	BM
	Including	292.50	295.50	3.00	1.27	2,142	68.85	3.64	4.58	0.43	
BMUG18-016		124.07	126.95	2.88	1.81	53	1.71	0.38	0.22	0.14	BR splay
		129.37	130.24	0.87	0.55	4,203	135.12	1.26	1.27	0.47	BR
	Including	129.87	130.24	0.37	0.23	9,830	316.04	2.75	2.50	1.12	
		136.50	137.45	0.95	0.60	69	2.22	0.14	1.86	0.13	BR splay
		140.83	142.24	1.41	0.89	41	1.32	0.09	0.87	0.01	BR splay
		163.10	165.00	1.90	1.37	1,372	44.12	1.63	0.69	0.08	WD
		168.00	170.10	2.10	1.51	1,060	34.09	7.95	3.74	0.06	WD splay
	Including	169.20	170.10	0.90	0.65	2,430	78.13	18.45	8.34	0.16	
		210.00	210.37	0.37	0.27	1,220	39.22	3.26	0.14	0.15	BM FW splay
		214.64	225.80	11.16	8.03	1,775	57.08	4.48	2.43	0.19	BM FW
	Including	214.64	220.15	5.51	3.96	3,348	107.64	8.53	4.51	0.37	
	And	222.33	223.05	0.72	0.52	843	27.10	0.55	0.32	0.06	
		229.26	235.58	6.32	6.16	629	20.24	2.73	1.07	0.10	WD2
	Including	229.26	234.75	5.49	5.35	717	23.05	3.06	1.16	0.10	
		238.50	246.00	7.50	7.31	43	1.39	0.25	0.63	0.03	WD2 splay
BMUG18-017		138.28	140.92	2.64	1.44	508	16.34	1.16	0.79	0.09	BR
	Including	140.40	140.92	0.52	0.28	2,340	75.23	5.47	3.14	0.27	
		145.50	145.87	0.37	0.20	46	1.49	0.33	0.37	0.50	BR splay
		164.21	168.16	3.95	2.49	1,253	40.27	0.18	4.80	0.15	WD
	Including	165.84	168.16	2.32	1.46	2,084	67.00	0.25	7.19	0.26	
		213.85	215.03	1.18	0.85	2,743	88.18	2.50	4.03	0.18	BM FW
	Including	214.20	215.03	0.83	0.60	3,860	124.10	3.29	1.66	0.25	
		217.68	221.55	3.87	2.78	1,052	33.82	0.90	2.13	0.10	BM FW
		224.40	229.50	5.10	4.79	512	16.47	2.85	3.75	0.06	WD2
	Including	226.50	228.65	2.15	2.02	1,036	33.31	5.17	6.96	0.11	
BMUG18-018		112.50	118.67	6.17	4.29	3,605	115.91	13.63	2.48	0.24	BR
		189.00	191.56	2.56	1.87	301	9.67	0.89	0.40	0.04	WD
	Including	189.00	189.60	0.60	0.47	694	22.31	0.54	0.38	0.07	
		195.00	196.60	1.60	1.26	666	21.42	0.76	1.10	0.05	FW

		204.55	207.00	2.45	1.37	975	31.34	0.98	1.64	0.06	BM FW splay
	Including	*206.25*	*206.60*	*0.35*	*0.20*	*6,680*	*214.77*	*5.43*	*5.40*	*0.34*	
		209.78	216.85	7.07	3.95	382	12.29	0.85	1.07	0.09	BM
	Including	*209.78*	*210.22*	*0.44*	*0.25*	*526*	*16.91*	*1.94*	*0.28*	*0.03*	
	And	*213.00*	*216.85*	*3.85*	*2.15*	*468*	*15.04*	*1.02*	*1.46*	*0.14*	

		114.70	115.57	0.87	0.64	691	22.21	4.17	0.18	0.08	BR
	Including	*115.25*	*115.57*	*0.32*	*0.23*	*1,765*	*56.75*	*10.95*	*0.17*	*0.17*	
		126.00	130.20	4.20	3.07	1,338	43.03	1.06	3.66	0.09	BR splay
		138.35	138.65	0.30	0.23	961	30.90	2.08	0.25	0.10	WD splay
BMUG18-019		148.68	149.05	0.37	0.29	541	17.39	0.14	1.70	0.15	WD
		200.65	202.50	1.85	1.44	90	2.89	0.07	0.18	0.02	BM FW
		211.55	218.52	6.97	4.10	1,575	50.65	2.71	1.68	0.16	BM
	Including	*211.55*	*212.45*	*0.90*	*0.53*	*741*	*23.82*	*0.47*	*0.29*	*0.04*	
	And	*216.95*	*218.52*	*1.57*	*0.92*	*6,476*	*208.21*	*11.18*	*6.46*	*0.66*	
		221.20	222.00	0.80	0.47	47	1.51	0.36	0.09	0.01	BM splay

		103.50	104.15	0.65	0.52	530	17.04	2.69	1.49	0.04	
		109.50	113.77	4.27	3.41	360	11.56	1.08	0.77	0.01	BR
	Including	*113.06*	*113.27*	*0.21*	*0.17*	*3,610*	*116.06*	*2.45*	*2.81*	*0.12*	
BMUG18-021		118.50	119.37	0.87	0.69	63	2.03	0.21	0.64	0.01	BR splay
		123.18	124.65	1.47	1.17	247	7.94	0.06	0.98	0.01	BR splay
	Including	*123.18*	*123.87*	*0.69*	*0.55*	*429*	13.79	*0.10*	*1.82*	*0.03*	
		169.50	170.05	0.55	0.38	263	8.46	2.61	0.09	0.03	BM splay

		155.65	168.00	12.35	5.99	1,013	32.56	3.76	1.36	0.15	BR
	Including	*160.50*	*165.08*	*4.58*	*2.22*	*2,584*	*83.08*	*9.34*	*2.96*	*0.34*	
BMUG18-022		231.80	240.30	8.50	5.58	754	24.23	2.34	2.49	0.22	BM FW
	Including	*231.80*	*239.22*	*7.42*	*4.87*	*828*	*26.63*	*2.51*	*2.39*	*0.21*	
		243.00	245.42	2.42	1.59	191	6.14	0.48	0.37	0.05	BM FW splay

		117.75	123.50	5.75	4.07	338	10.85	1.11	1.01	0.06	BR
	Including	*117.75*	*119.09*	*1.34*	*0.95*	*1,231*	*39.58*	*3.83*	*2.82*	*0.20*	
		127.62	131.15	3.53	2.50	65	2.10	0.65	0.74	0.02	BR splay
		150.95	151.80	0.85	0.68	147	4.73	0.84	0.41	0.01	WD splay
BMUG18-023		153.80	154.65	0.85	0.68	146	4.69	0.08	1.21	0.02	WD splay
		207.57	213.00	5.43	4.03	3,784	121.66	1.67	2.97	0.08	BM FW
	Including	*208.30*	*211.16*	*2.86*	*2.13*	*7,122*	*228.96*	*3.04*	*4.97*	*0.31*	
		224.49	225.83	1.34	0.99	79	2.54	0.21	0.17		
		229.50	231.00	1.50	0.82	336	10.79	0.41	0.75	0.20	

BMUG18-024		103.79	106.65	2.86	2.11	563	18.11	0.42	0.17	0.06	BR
	Including	*103.79*	*105.00*	*1.21*	*0.89*	*1,241*	*39.90*	*0.48*	*0.12*	*0.10*	
		111.82	117.00	5.18	3.82	50	1.61	0.04	0.48	0.03	BR splay
		121.39	122.45	1.06	0.78	73		0.04	1.06	0.07	BR splay
		127.00	127.95	0.95	0.70	70	2.24	0.16	0.83	0.06	BR splay
		136.50	138.11	1.61	1.32	1,982	63.73	2.63	2.16	0.20	WD
	Including	*137.80*	*138.11*	*0.31*	*0.25*	*9,940*	*319.58*	*13.05*	*11.10*	*0.96*	
BMUG18-025		153.00	163.06	10.06	5.48	879	28.27	0.92	0.59	0.19	BR
	Including	*153.90*	*155.45*	*1.55*	*0.84*	*2,818*	*90.60*	*1.65*	*0.43*	*0.70*	
	And	*158.94*	*159.25*	*0.31*	*0.23*	*11,721*	*376.82*	*7.71*	*0.01*	*0.61*	
		168.56	169.23	0.67	0.49	2,824	90.81	0.71	0.04	0.18	WD splay
	Including	*168.56*	*169.23*	*0.67*	*0.49*	*2,824*	90.81	*0.71*	*0.04*	*0.18*	
BMUG18-026		117.35	139.44	22.09	13.29	501	16.11	1.94	1.39	0.16	BR
	Including	*117.35*	*119.75*	*2.40*	*1.44*	*1,650*	*53.05*	*5.00*	*3.22*	*0.51*	
	And	*122.05*	*122.51*	*0.46*	*0.28*	*1,100*	*35.37*	*2.72*	*1.68*	*0.10*	
	And	*129.33*	*133.50*	*4.17*	*3.57*	*886*	*28.49*	*3.59*	*2.87*	*0.12*	
	And	*136.73*	*138.23*	*1.50*	*1.29*	*980*	*31.50*	*5.41*	*1.94*	*0.45*	
		153.76	158.36	4.60	3.98	53	1.70	0.14	0.66	0.02	WD splay
		232.50	239.72	7.22	4.24	300	9.65	1.38	0.69	0.14	BM FW
	Including	*232.50*	*233.03*	*0.53*	*0.31*	*808*	*25.98*	*2.05*	*2.54*	*0.16*	
	And	*235.50*	*236.20*	*0.70*	*0.41*	*933*	*29.99*	*4.44*	*0.65*	*0.13*	
K-18-0699		356.52	363.57	7.05	3.74	242	7.79	0.86	0.95	0.07	BM FW
	Including	*361.08*	*363.57*	*2.49*	*1.32*	*576*	*18.53*	*1.99*	*1.81*	*0.08*	
K-18-0702		290.98	292.22	1.24	0.83	131	4.21	0.16	0.07	0.29	BM
		295.40	298.90	3.50	2.34	104	3.36	0.30	0.32	0.18	BM
		309.45	323.82	14.37	8.45	974	31.30	3.56	1.75	0.10	BM FW
	Including	*312.15*	*312.75*	*0.60*	*0.35*	*3,590*	*115.42*	*2.56*	*13.05*	*0.39*	
	And	*316.15*	*323.82*	*7.67*	*4.51*	*1,496*	*48.09*	*6.38*	*2.03*	*0.14*	
		328.45	335.82	7.37	4.33	2,421	77.84	6.67	5.42	0.33	BM FW
	Including	*330.83*	*334.70*	*3.87*	*2.27*	*4,480*	*144.03*	*11.55*	*9.76*	*0.52*	
		383.32	385.40	2.08	0.98	6,952	223.52	17.13	0.20	0.68	BR
	Including	*383.32*	*384.81*	*1.49*	*0.70*	*9,675*	*311.07*	*23.84*	*0.21*	*0.94*	
K-18-0704		335.25	338.00	2.75	1.54	750	24.12	2.10	0.68	0.17	BM
	Including	*335.25*	*335.77*	*0.52*	*0.29*	*3,820*	*122.82*	*10.30*	*2.41*	*0.60*	
		361.25	366.50	5.25	2.70	505	16.25	3.53	0.74	0.11	BM FW
	Including	*361.25*	*365.95*	*4.70*	*2.42*	*559*	*17.96*	*3.91*	*0.75*	*0.13*	
		369.70	370.05	0.35	0.18	969	31.15	2.86	0.62	0.08	BM FW splay



		375.55	382.75	7.20		3.71	505	16.24	1.03	2.15	0.02	BM FW splay
	Including	*375.55*	*377.29*	*1.74*		*0.90*	*1,974*	*63.46*	*3.57*	*7.77*	*0.20*	
		399.20	400.76	1.56		0.81	127	4.08	0.27	0.16	0.06	BM FW splay
		406.55	408.43	1.88		0.64	641	20.60	3.13	0.60	0.12	BR
	Including	*406.55*	*407.45*	*0.90*		*0.31*	*1,295*	*41.64*	*6.50*	*1.13*	*0.23*	

Table 2   **Bermingham Assay Composites**

Calculated at 30 g/t Ag cut-off with a maximum of two metres unmineralized internal dilution.

Calculated at 400 g/t Ag cut-off with a maximum of two metres unmineralized internal dilution.

Greater than 100 oz/t (3,110 g/t) Ag

[1]   Estimated True Width from modelled vein attitude and drill hole intercept orientation.

[2]   Correlated Vein : BM = Bermingham, BM FW = Bermingham Footwall Vein, BR = Bear Vein, WD = West Dipping Vein.